

April 11, 2022

Paul Falconer
Chief Executive Officer
LNPR GROUP INC.
5190 Neil Rd. Ste. 430
Reno, NV 89502

> **Re: LNPR GROUP INC.**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed March 15, 2022**
> **File No. 000-54171**

Dear Mr. Falconer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amended Form 10-12G

Item 1. Business., page 1

1. We note that a majority of your executive officers and/or directors are located in or have significant ties to China or Hong Kong, your auditor is located within China, and your disclosure leaves open the possibility that you may seek to acquire a company that may be based in China or Hong Kong in a business combination or merger. Please disclose this prominently at the beginning of your Item 1 Business section. Your disclosure also should describe the legal and operational risks associated with being based in or acquiring a company that does business in China or Hong Kong. Your disclosure should address how recent statements and regulatory actions by China's government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company's ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange should you acquire a company

based in China or Hong Kong. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. Provide a cross-reference to your detailed discussion of risks facing the company and the offering. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted at the beginning of your Item 1 Business section.

2. Provide a description of how cash is transferred through your organization and how cash will be transferred through the post-combination organization if you acquire a company based in China or Hong Kong. State whether any transfers, dividends, or distributions have been made to date between the company, its subsidiaries, or to investors, and quantify the amounts where applicable.

3. Please disclose the risks that being based in or acquiring a company whose corporate structure or whose operations are in China or Hong Kong poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your common stock. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

4. Disclose each permission that you are required to obtain from Chinese authorities to operate. State whether you are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Also describe the consequences to you and your investors if you or the post-combination company: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

5. Provide a clear description of how cash will be transferred through the post-combination organization if you acquire a company based in China or Hong Kong. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors that may apply after a business combination with a company based in China or Hong Kong. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or

consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.

6.   We note the statement on page 1 that you seek to obtain secondary market trading. We also note that your auditors are located in China. Revise Risk Factors to disclose that, in the event your securities are traded on a secondary market, trading may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor or the auditor of a company you may target for a business combination, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021. Additionally, please expand Risk Factors to disclose that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of "non-inspection years" from three years to two years, and thus, would reduce the time before your securities may be prohibited from trading or delisted. Update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong. Please also revise to include a discussion of the amendments adopted by the SEC to finalize rules relating to the Holding Foreign Companies Accountable Act.

7.   We note your disclosure here that you were formed to pursue a business combination; however, you have not signed any letter of intent with any company. Please update your disclosure to include whether or not you have entered into any negotiations with any other companies about a merger or business combination. We note the following statement on page F-6, "The Company is planning to acquire New Asia Energy Consultants Sdn Bhd."

Risk Factors, page 5

8.   Please expand your risk factor disclosure to address specifically any PRC regulations concerning mergers and acquisitions by foreign investors that a potential business combination transaction may be subject to, including PRC regulatory reviews, which may impact your ability to complete a business combination.

9.   Given the Chinese government's significant oversight and discretion over the conduct of the business of any China-based company that you may target for a business combination, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time following a business combination with a company based in China or Hong Kong, which could result in a material change in your operations and/or the value of your common stock. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to

significantly decline or be worthless.

Certain Relationships and Related Party Transactions, page 18

10.   We note your disclosure that 25,000,000 shares were given to Mr. Grimes, a former
        executive officer of the company. We also note that you state 22,000,000 those shares
        were then given to Bodhisattiva Investment Group (BIG) at Mr. Grimes direction, of
        which 21,650,000 shares were subsequently cancelled, leaving 350,000 shares, as
        disclosed on page 18 and in the beneficial ownership table on page 14. However, the
        disclosure does not address the remaining 3,000,000 shares held by Mr. Grimes that were
        not given to BIG and cancelled. Please amend your disclosure here, in the beneficial
        ownership table, and else where in the filing necessary to include the 3,000,000 shares
        presumably still held by Mr. Grimes.

11.   We note on page F-6 that you disclose that you use the office space of New Asia Energy
        Consultants SDN BHD for free; however, there is no disclosure under the Properties or
        this section of the Form 10 regarding this use of office space. We also note the statement
        on page 13 that you do not currently use office space. Please reconcile this conflicting
        disclosure and describe the office space currently being used.

Legal Proceedings, page 18

12.   We note the disclosure regarding litigation on pages F-7 and F-8. Please advise us of any
        material updates since 2017.

Balance Sheets, page F-1

13.   Please revise to disclose the number of shares of common stock outstanding as of
        December 31, 2020.

Statement of Operations and Comprehensive Loss, page F-2

14.   Please revise your column headings and update this statement of operations to disclose
        results for the three and nine months ended September 30, 2021 and 2020.

Condensed Statements of Cash Flows, page F-3

15.   Please revise to ensure that amounts are presented in the correct line items. For instance
        we note that net cash used in operating activities for the nine months ended September 30,
        2020 is labeled "Share-based Consumable equipment."

Note 3 - Related Party Activity, page F-6

16.   Please expand your disclosure to address the $1,130 advances from related party
        outstanding as of September 30, 2021. It is unclear if this is the payable to Mr. Lun that
        was also outstanding as of December 31, 2016. Include a discussion of any relevant terms
        of the advance, including applicable interest and repayment terms.

Statements of Operations, page F-12

17. We note an adjustment for a $25,000 impairment loss on your statement of cash flows, but no such expense on your statements of operations. If an impairment loss has been included in general and administrative expense, please revise to characterize it as impairment expense. Further, please include a discussion of the impairment loss in the notes to the financial statements and MD&A.

General

18. We note that two of your three executive officers appear to be located outside of the United States. Please include a separate section on enforcement of liabilities addressing the ability of shareholders to enforce their legal rights under United States securities laws. Please also include a risk factor.

19. Given the ties of your executive officers with the PRC, please revise the beginning of Item 1 Business and Risk Factors to disclose that the location of your executive officers and directors may make you a less attractive partner to a non-China- or non-Hong Kong-based target company, which may therefore make it more likely for you to consummate a business combination in the PRC.

20. Please note that your registration statement becomes effective automatically 60 days after the date you filed it and that you are subject to the reporting requirements of the Securities Exchange Act of 1934. As you disclose you are not required to register pursuant to Section 12(g) of the Exchange Act, please consider withdrawing the Form 10 registration statement and file it again at such time as you are able to respond to outstanding comments.

 We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 You may contact Peter McPhun at 202-551-3581 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Wood at 202-551-5586 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction